UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

EVOKE PHARMA, INC.

(Name of Subject Company (Issuer))

QOL-EOS MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

QOL MEDICAL, LLC

(Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value

(Title of Class of Securities)

30049G302

(CUSIP Number of Class of Securities)

Matthew L. Wotiz

QOL Medical, LLC

3405 Ocean Drive

Vero Beach, Florida 32963

(866) 469-3773

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With Copies to:

John C. Connery Jr.

Roland S. Chase

Hill Ward Henderson

101 E. Kennedy Blvd., Suite 3700

Tampa, Florida 33602

(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment”) to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 17, 2025 (as it may be amended or supplemented from time to time, “Schedule TO”) by (i) QOL-EOS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of QOL Medical, LLC, a Delaware limited liability company (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by Purchaser (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Evoke Pharma, Inc., a Delaware corporation (“Evoke”), at a price of $11.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2025 (as it may be amended or supplemented from time to time, “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

Following the announcement of the Offer, and as of the date of this supplement, one purported stockholder of Evoke filed a complaint alleging that the Schedule TO and Evoke’s solicitation/recommendation statement on Schedule 14D-9 omitted or misstated material information with respect to the proposed Merger and seeking corrective disclosures and other equitable and legal relief. The complaint is entitled Amol Akalkotkar v. Evoke Pharma, Inc., et al., No. 2:25-cv-01817 (E.D. WI) (the “Lawsuit”) in the United States District Court of the Eastern District of Wisconsin. It is possible that other complaints will be filed.

Purchaser and Parent believe that no supplemental disclosure is required under applicable laws and that the Tender Offer Statement on Schedule TO filed on November 17, 2025 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, Purchaser and Parent wish to voluntarily make certain supplemental disclosures related to the Offer in this Amendment. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures.

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, as amended by this Amendment.

Item 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.

The information set forth in Section 6 (Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares) of the Offer to Purchase is hereby amended and supplemented by (i) replacing the value $6.84 in the row for the Third Quarter for the Fiscal Year Ending December 31, 2024 with $3.54, (ii) replacing the value $19.98 in the row for the Third Quarter for the Fiscal Year Ending December 31, 2023 with $21.24, and (iii) replacing the value $28.80 in the row for the Second Quarter for the Fiscal Year Ending December 31, 2023 with $29.04.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

QOL-EOS Merger Sub, Inc.

By:	/s/ Matthew Wotiz
Name: Matthew Wotiz
Title: Secretary

QOL Medical, LLC

By:	/s/ Matthew Wotiz
Name: Matthew Wotiz
Title: Vice President, Business Development

Date: December 8, 2025